Cool Company Ltd. Announces Shareholder Approval of Proposed Merger with Wholly Owned Subsidiary of EPS Ventures Ltd. January 6, 2026 London, UK COOL COMPANY Ltd. (“CoolCo” or the “Company”) (NYSE: CLCO / CLCO.OL) announces that a special general meeting of its shareholders (the “Special General Meeting”) took place on January 6, 2026 at 1:00 PM GMT at Flemings Mayfair Hotel. At the Special General Meeting, the Company’s shareholders approved the previously announced proposed merger of CoolCo with a newly formed, wholly owned subsidiary of EPS Ventures Ltd., as further detailed below. The parties anticipate the transaction will close on or about January 9, 2026. The following resolution was passed: Approval of (a) the Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 28, 2025, by and among the Company, Bounty Ltd, a Liberian nonresident domestic corporation, Apex Merger Sub Ltd, a Bermuda exempted company limited by shares (“Merger Sub”), and, solely for purposes of the Guarantor Provisions (as defined in the Merger Agreement), EPS Ventures Ltd., a company duly incorporated in the Marshall Islands, (b) the related statutory merger agreement attached to the Merger Agreement, by and between the Company and Merger Sub, and (c) the merger of Merger Sub with and into the Company (the “Merger”), with the Company being the surviving company in the Merger (collectively, the “Merger Proposal”). Because there were sufficient votes to approve the Merger Proposal, the adjournment proposal was not acted upon. This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act. ABOUT COOLCO CoolCo is an LNG Carrier pure play with a fleet of 13 vessels and a well-balanced portfolio of short- and long-term charters with the world’s leading oil & gas, trading, and utility companies. In addition to organic growth from two newbuilds delivered in Q4 2024 and Q1 2025, CoolCo’s strategy includes ongoing assessment of growth opportunities through vessel acquisitions and potential consolidation in the fragmented LNG market. Through its in-house LNG transportation and infrastructure management platform, CoolCo operates its own vessels and provides management services to third-party owners. The Company benefits from the scale and support of Eastern Pacific Shipping, an affiliate of its largest shareholder and the owner of one of the world’s largest independent shipping fleets. This affiliation strengthens CoolCo’s strategic position with shipyards, financial institutions, and deal flow access. CoolCo is committed to supporting global decarbonization and energy security. As part of its LNGe upgrade program, the Company aims to reduce emissions by 10-15%, contributing to a fleet-wide emissions reduction target of 35% from 2019 to 2030. Additional information about CoolCo can be found at www.coolcoltd.com. FORWARD LOOKING STATEMENTS This press release and any written or oral statements made by us in connection with this press release include forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as

“aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including but not limited to, statements regarding the proposed transaction described above (the “Transaction”), including the expected timing of the closing of the Transaction, and other non-historical statements. Any forward-looking statements contained herein are based on our historical performance and our current plans, estimates, strategies, priorities and expectations and are not a representation that such plans, estimates, or expectations will be achieved. These forward-looking statements represent our expectations as of the date of this press release. Subsequent events may cause these expectations to change, and we disclaim any obligation to update the forward-looking statements in the future, except as required by law. These forward-looking statements are subject to known and unknown risks and uncertainties that may cause actual results to differ materially from our current expectations. Important factors that could cause actual results to differ materially from those anticipated in our forward-looking statements include, but are not limited to, (i) the Transaction may not be consummated within the expected timeframe in accordance with expected terms and plans, or at all; (ii) litigation relating to the Transaction could be instituted against the Company, or other parties including their respective directors, managers or officers, and the outcome of any litigation cannot be predicted; (iii) disruptions from the Transaction may harm the Company’s business, including current plans and operations; (iv) the Transaction may result in the diversion of management’s time and attention to issues relating to the Transaction; (v) the Transaction may impact the Company’s ability to retain and hire key personnel; (vi) potential adverse reactions or changes to business relationships may result from the announcement or completion of the Transaction; (vii) the announcement of the Transaction may impact availability of capital; (viii) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transaction could affect the Company’s financial performance; (ix) restrictions under the agreements governing the Transaction may impact the Company’s ability to pursue certain business opportunities or strategic transactions during the pendency of the Transaction; (x) there will be costs in connection with the Transaction; (xi) an event, change or other circumstance could give rise to the termination of the definitive agreement governing the Transaction; (xii) competing offers or acquisition proposals may be made in response to the announcement of the Transaction; (xiii) the announcement or pendency of the Transaction may impact the Company’s common share prices and/or the Company’s operating results and cause uncertainty as to the long-term value of Company’s common shares; and (xiv) the other risks described under the captions “Item 3. Key Information — D. Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statement” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), as such factors may be updated from time to time in our other filings with and submissions to the SEC, which are accessible on the SEC’s website at www.sec.gov and the Investor Relations page of our website at https://www.coolcoltd.com/investors/sec-filings. IMPORTANT INFORMATION This announcement is not and does not form a part of any offer to sell, or solicitation of an offer to purchase, any securities. The distribution of this announcement and other information may be restricted by law in certain jurisdictions. Copies of this announcement are not being made and may not be distributed or sent into any jurisdiction in which such distribution would be unlawful or would require registration or other measures. Persons into whose possession this announcement or such other information should come are required to inform themselves about and to observe any such restrictions. This announcement is for information purposes only and does not constitute a tender offer document, prospectus or equivalent document.

This announcement is not to be relied upon in substitution for the exercise of independent judgement. It is not intended as investment advice and under no circumstances is it to be used or considered as an offer to sell, or a solicitation of an offer to buy any securities or a recommendation to buy or sell any securities. The information contained in this announcement is for background purposes only and does not purport to be full or complete. This announcement has not been reviewed approved by any regulatory or supervisory authority. The information in this announcement is subject to change. No obligation is undertaken to update this announcement or to correct any inaccuracies except as required by applicable laws, and the distribution of this announcement shall not be deemed to be any form of commitment to proceed with any transaction or arrangement referred to herein. This announcement is intended for the sole purpose of providing information. Persons needing advice should consult an independent financial adviser. ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication is being made in connection with the Transaction, which constitutes a “going private transaction” subject to the requirements of Rule 13e-3 under the U.S. Securities Exchange Act of 1934 and, therefore, certain participants in the Transaction have filed a Schedule 13E-3 Transaction Statement with the SEC. The Schedule 13E-3 contains important information on the Company, EPS Ventures Ltd. (“EPS”), the Transaction and related matters, including a proxy statement for a special meeting of the Company shareholders. These participants may also file other relevant documents with the SEC regarding the Transaction. This communication is not a substitute for the Schedule 13E-3 (as it may be amended or supplemented) or any other document that the Company or EPS may file with the SEC with respect to the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE SCHEDULE 13E-3, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PARTICIPANTS IN THE PROPOSED TRANSACTION AND THE PROPOSED TRANSACTION. Shareholders are able to obtain copies of these materials and other documents containing important information about the Transaction and participants in the Transaction, free of charge, through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company are available free of charge on the Company’s investor relations website at https://www.coolcoltd.com/investors/sec-filings. This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act. For more information, questions should be directed to: c/o Cool Company Ltd. - +44 207 659 1111 / ir@coolcoltd.com Richard Tyrrell - Chief Executive Officer John Boots - Chief Financial Officer